Qualtrics International Inc.
333 West River Park Drive
Provo, Utah 84604
October 7, 2021
Via EDGAR

Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Anna Abramson and Jan Woo

    RE:    Qualtrics International Inc.
        Registration Statement on Form S-1
        Filed October 1, 2021
        File No. 333-259975

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Qualtrics International Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on October 12, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.
We request that we be notified of such effectiveness by a telephone call to Kristina Trauger of Shearman & Sterling LLP at (212) 848-4879 and that such effectiveness also be confirmed in writing.

Very truly yours,

Qualtrics International Inc.

/s/ Blake Tierney
By:	Blake Tierney
Title:	General Counsel

cc:    Daniel Mitz, Shearman & Sterling LLP
Richard Alsop, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP